Mail Stop 4561

November 5, 2009

Abdul Ladha, President and Chief Executive Officer
Ableauctions.com, Inc.
Suite 200 – 1963 Lougheed Highway, Coquitlam
British Columbia, CANADA V3K 3T8

     Re: **Ableauctions.com, Inc.**
            Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A
            Filed October 20, 2009
            File No. 001-15931

            Form 10-K and Forms 10-K/A for the Fiscal Year December 31, 2008
            Filed on March 25, 2009, September 25, 2009 and October 23, 2009
            Form 10-Q and Form 10-Q/A for the Quarter Ended June 30, 2009
            Filed on August 13, 2009 and October 23, 2009, respectively
            File No. 001-15931

Dear Mr. Ladha:

We have conducted a limited review of your amended filings and response letters dated October 20, 2009, and October 23, 2009, and have the following comments.

Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A

General

1.   Please update the financial statements contained in your filing, both for SinoCoking and, if needed, for the company, to ensure that they comply with the requirements of Article 8 of Regulation S-X. Please also update the related disclosure elsewhere in the filing, including in the business and management's discussion and analysis sections.

Management After the Acquisition (SinoCoking Management), page 51

2.   We note that in response to prior comment 12 from our letter dated October 2, 2009, you have amended your filing to provide certain additional disclosure called for by Items 7 and 8 of Schedule 14A with respect to the officers and directors, including members of SinoCoking's current management, who are expected to be appointed as the company's officers and directors following the proposed acquisition. Please revise to provide the required compensation disclosure for SinoCoking's last-completed

fiscal year ended June 30, 2009. See Item 8 of Schedule 14A and Item 402(m)-(r) of Regulation S-K.

Proposal 2 – Approval of Terms of Plan of Liquidation, page 57

3.   We note your response to comment 6 in your letter dated October 23, 2009 as it relates to the Staff's review of the company's Form 10-K. Please revise your proxy disclosures to include a discussion regarding the sale of the property held by your Township Holdings joint venture. Disclose the list price for such property including estimated selling costs and disclose how this price was determined. Also, to the extent the net estimated selling price will not be sufficient to cover the carrying value of your Investment in Joint Venture then please disclose the amount of potential impairment to this asset.

4.   We note your response to comment 7 in your letter dated October 23, 2009. Please revise your proxy disclosures to include a discussion of the options available to liquidate the Series A common stock in Surrey Central City Holdings. Also, disclose the appraised value of the five lots owned by Surrey and include the date of such appraisals.

AbleAuctions.com, Inc. Consolidated Financial Statements

Consolidated Balance Sheet, page B-2

5.   The second column of your balance sheet is captioned "March 31, 2009." However, a review of your Form 10-Q for the quarter ended June 30, 2009, indicates that the figures set forth in this column are actually as of June 30, 2009. Please ensure that your balance sheet references the appropriate date in the next amendment.

Form 10-Q for the Quarter Ended June 30, 2009

Note 3. Related Party Transactions, page F-9

6.   The disclosures on page 56 of the preliminary proxy statement filed on October 20, 2009 indicate that the company initially purchased one-half of Surrey Central City Holdings' Class A common stock for $1,347,440, of which one-half was due in cash and one-half was paid with a promissory note. We further note that your investment subsequently increased by $519,645 to $1,867,085 when Surrey purchased an additional adjacent lot, thereby increasing the promissory note by the same amount to $1,193,365. Based on these disclosures, it appears that (excluding interest) the company owed $1,193,365 for the promissory note and $673,720 for one-half of the initial investment due in cash, (which according to your proxy disclosure has not yet been paid) for a total due to Mr. Ladha of $1,867,085. Please reconcile this amount to

the "due to related party" balances at December 31, 2008 and June 30, 2009. In this regard, we note that in July 2009, Mr. & Mrs. Ladha each converted $500,000 principal amount of the notes or $1.0 million (plus interest) into the company's common stock; however, it is not clear from your current disclosures or from the statement of cash flows what payments, if any, were made during the periods ended December 31, 2008 and June 30, 2009 to reduce the initial liability from its original amount. Please explain.

***

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or me at (202) 551-3499 if you have any questions on the financial statements and related matters. Please contact Katherine Wray at (202) 551-3483 with any other questions. If you require further assistance you may contact Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. You may contact Mark P. Shuman, Legal Branch Chief, at (202) 551-3462, if you thereafter require assistance.

Sincerely,

Kathleen Collins
Accounting Branch Chief

cc: Via Facsimile (310) 208-1154
        Edgar D. Park
        Richardson & Patel LLP
        Phone: (707) 937-2059